(CERTIFICATION OF CHIEF FINANCIAL OFFICER)

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. 1350

In connection with the Annual Report on Form 10-K for the year ended June 30, 2006 (the “Report”) of Prospect Energy Corporation (the “Registrant”), as filed with the Securities and Exchange Commission on the date hereof, I, William E. Vastardis, the Chief Financial Officer of the Registrant, hereby certify, to the best of my knowledge, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ William E. Vastardis
______________________________________

Name: William E. Vastardis
Date: September 27, 2006

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Prospect Energy Corporation and will be retained by Prospect Energy Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Report of Independent Registered Public Accounting Firm

BDO SEIDMAN, LLP

Board of Directors and Stockholders
Prospect Energy Corporation
New York, NY

     We have audited the accompanying balance sheets of Prospect Energy Corporation as of June 30, 2006 and 2005, including the schedule of investments, and the related statements of operations, stockholders’ equity, and cash flows for the two years ended June 30, 2006 and 2005 and for the period from April 13, 2004 (inception) through June 30, 2004. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2006 by correspondence with the custodian and issuers, provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Prospect Energy Corporation at June 30, 2006 and 2005, and the results of its operations and its cash flows for the two years ended June 30, 2006 and 2005 and for the period from April 13, 2004 (inception) through June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

     Also, in our opinion, the schedules present fairly, in all material respects, the information set forth therein.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Prospect Energy Corporation’s internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (COSO) and our report dated September 28, 2006 expressed an unqualified opinion thereon.

/s/ BDO Seidman LLP
New York, NY
September 25, 2006

PART I. FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

PROSPECT ENERGY CORPORATION
BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30,	June 30,
	2006	2005 (1)

Assets
Investments at fair value (cost - $125,201 and $87,524, respectively, Note 3)
Investment in controlled entities at fair value
(cost - $39,759 and $23,327, respectively)	$49,585	$29,500
Investment in affiliated entities at fair value
(cost - $25,329 and $ - , respectively)	25,329	—
Investments in uncontrolled and unaffiliated entities at fair value
(cost - $60,113 and $64,197, respectively)	60,663	64,366
Total investments at fair value	135,577	93,866
Cash held in segregated account (Note 3)	—	9,587
Accrued interest and dividend receivable	1,652	206
Loan prinicipal receivable	385	—
Due from Gas Solutions Holdings, Inc. (Note 3)	—	201
Due from Prospect Capital Management, LLC (Note 5)	5	—
Due from Prospect Administration, LLC (Note 5)	28	—
Due from broker	369	—
Prepaid expenses	77	49
Deferred financing fees	355	—
Deferred offering costs	32	—

Total assets	$138,480	$103,909

Liabilities
Credit facility payable	$28,500	$—
Accrued liabilities	843	818
Due to Prospect Capital Management, LLC (Note 5)	745	77
Other current liabilities	122	47

Total liabilities	30,210	942

Commitments and contingencies (Notes 3 and 7)
Stockholders’ equity (Notes 1, 4 and 6)
Common stock, par value $.001 per share (100,000,000 and 100,000,000 common shares authorized,
respectively, 7,069,873 and 7,055,100 issued and outstanding, respectively)	7	7
Paid-in capital in excess of par	97,266	96,955
Undistributed (distributions in excess of) net investment income	319	(335)
Realized gain (loss)	301	(2)
Net unrealized appreciation	10,377	6,342

Total stockholders’ equity	108,270	102,967

Total liabilities and stockholders’ equity	$138,480	$103,909

Net asset value per share	$15.31	$14.59

____________________

(1) Certain amounts have been reclassified to conform to the current period’s presentation

See notes to financial statements.

PROSPECT ENERGY CORPORATION
SCHEDULE OF INVESTMENTS
(in thousands, except share amounts)
June 30, 2006

		Principal
	Locale/	Amount/		Fair Value	% of Net
Portfolio Investments (1)	Industry	Shares	Cost	(2)	Assets

Controlled Entities
Gas Solutions Holdings, Inc. (3)	Texas/Gas
	gathering and
	processing
- Common shares		100	$4,875	$14,700	13.6%
- Subordinated secured note, 18.00% due 12/22/2011		$18,400	18,400	18,400	17.0%

- Total			23,275	33,100	30.6%

Worcester Energy Company, Inc.	Maine/Wood
	processing and
	biomass power
	generation
- Common shares		282	—	—	—
- Preferred stock, Convertible, Series A		1,000	—	1	—
- Senior secured note, 12.50% due 12/31/2012		$16,721	16,484	16,484	15.2%

- Total			16,484	16,485	15.2%

Total Controlled Entities			39,759	49,585	45.8%

Affiliated Entities
Advantage Oilfield Group, Ltd.	Alberta, Canada/
	Pipeline and
	facility construction
- Common shares		30	173	173	0.2%
- Senior secured note, 15.00% due 5/30/2009		$16,500	15,926	15,926	14.7%

- Total			16,099	16,099	14.9%

Appalachian Energy Holdings, LLC	West Virginia/
	Energy
	construction
	services
- Preferred equity interest		200	35	35	—
- Warrants, Preferred equity interest, Expiring 2/14/2016		6,065	348	348	0.3%
- Senior secured note, 14.00%, 3.00% PIK, due 1/31/2011		$3,000	2,760	2,760	2.6%

- Total			3,143	3,143	2.9%

Iron Horse Coiled Tubing, Inc.	Alberta, Canada/
	Coiled tubing
	services

- Common shares		93	268	268	0.2%
- Senior secured note, 15.00%, due 4/19/2009		$6,250	5,819	5,819	5.4%

- Total			6,087	6,087	5.6%

Total Affiliated Entities			25,329	25,329	23.4%

PROSPECT ENERGY CORPORATION
SCHEDULE OF INVESTMENTS
(in thousands, except share amounts)
June 30, 2006 (continued)

		Principal
	Locale/	Amount/		Fair Value	% of Net
Portfolio Investments (1)	Industry	Shares	Cost	(2)	Assets

Uncontrolled and Unaffiliated Entities
Arctic Acquisition Corporation	Texas
	Oilfield
	services

- Warrants, Common shares, Expiring 7/19/2012		596,251	$507	$507	0.5%
- Warrants, Preferred shares, Expiring 7/19/2012		1,054	507	507	0.5%
- Senior secured note, 13.00% due 6/15/2009		$9,099	8,082	8,082	7.5%

- Total			9,096	9,096	8.5%

Central Illinois Energy, LLC	Illinois/
	Ethanol

- Senior secured note, 10.00% plus LIBOR, due 3/31/2014		$8,000	8,000	8,000	7.4%

Charlevoix Energy Trading, LLC	Michigan/
	Natural gas
	marketing

- Senior secured note, 12.50% due 3/31/2011		$5,500	5,422	5,422	5.0%

Conquest Cherokee, LLC	Tennessee/Oil
	and gas
	production

- Senior secured note, 13.00%, due 5/5/2009		$3,500	3,434	3,434	3.2%

Genesis Coal Corporation	Kentucky/Coal
	production

- Warrants, Preferred shares, Expiring 1/31/2016		1,000	33	33	—
- Senior secured note, 15.86% due 12/31/2010		$6,925	6,734	6,734	6.2%

- Total			6,767	6,767	6.2%

Miller Petroleum, Inc.	Tennessee/Oil
	and gas
	production

- Warrants, Expiring 5/4/2010		630,000	150	150	0.1%
- Warrants, Expiring 12/31/2010		30,361	—	—	—
- Warrants, Expiring 1/31/2011		30,361	—	—	—
- Warrants, Expiring 2/28/2011		30,361	—	—	—
- Warrants, Expiring 3/31/2011		30,361	—	—	—
- Warrants, Expiring 4/30/2011		30,361	—	—	—
- Warrants, Expiring 5/31/2011		30,361	—	—	—
- Warrants, Expiring 6/30/2011		30,361	—	—	—

- Total			150	150	0.1%

Natural Gas Systems, Inc.	Texas/Oil and
	gas production

- Common shares, Registered		732,528	164	2,124	2.0%
- Common shares, Unregistered		139,926	20	345	0.3%

- Total			184	2,469	2.3%

PROSPECT ENERGY CORPORATION
SCHEDULE OF INVESTMENTS
(in thousands, except share amounts)
June 30, 2006 (continued)

		Principal
	Locale/	Amount/		Fair Value	% of Net
Portfolio Investments (1)	Industry	Shares	Cost	(2)	Assets

Uncontrolled and Unaffiliated Entities (continued)
Stryker Energy II, LLC	Ohio / Oil and
	gas production

- Preferred units		350	$1,470	$1,470	1.4%
- Senior secured note, 13.32% due 4/8/2010		$13,330	13,139	13,138	12.1%

- Total			14,609	14,608	13.5%

Unity Virginia Holdings, LLC	Virginia/Coal
	production

- Subordinated secured note, 15.00%, 15.00% PIK due 1/31/2009		$3,580	3,529	2,754	2.5%

Whymore Coal Company	Kentucky/Coal
	production

- Preferred shares, Convertible, Series A		1,000	—	1	—
- Senior secured note, 15.00% due 3/31/2009		$7,008	7,314	6,354	5.9%

- Total			7,314	6,355	5.9%

Total Portfolio Investments			123,593	133,969	123.7%

Money Market Fund		Shares

First American Prime Obligation Fund (Class Y)		1,607,893	1,608	1,608	1.5%

Total Uncontrolled and Unaffiliated Entities			60,113	60,663	56.1%

Total Investments at Fair Value			$125,201	$135,577	125.2%

See notes to financial statements.

____________________

(1) The securities in which Prospect Energy has invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the “Securities Act”. These securities may be resold only in transactions that are exempt from registration under the Securities Act.
(2) Fair value is determined by or under the direction of the board of directors of Prospect Energy (Note 2)
(3) Gas Solutions Holdings Inc. is a wholly owned investment of Prospect Energy.

PROSPECT ENERGY CORPORATION
SCHEDULE OF INVESTMENTS
(in thousands, except share amounts)
June 30, 2005

		Principal
	Locale/	Amount/		Fair Value	% of Net
Portfolio Investments (1)	Industry	Shares	Cost	(2)	Assets

Controlled Entity
Gas Solutions Holdings, Inc. (3)	Texas/Gas
	gathering and
	processing
- Common shares		100	$4,927	$11,100	10.8%
- Subordinated secured note, 18.00% due 12/22/2011		$18,400	18,400	18,400	17.9%

- Total			23,327	29,500	28.7%

Total Controlled Entity			23,327	29,500	28.7%

Uncontrolled and Unaffiliated Entities
Miller Petroleum, Inc.	Tennessee/Oil
	and gas
	production
- Warrants, Expiring 5/4/2010		630,000	$365	$365	0.4%
- Senior secured note, 12.50% due 8/21/2006		$3,150	2,730	2,778	2.7%

- Total			3,095	3,143	3.1%

Natural Gas Systems, Inc.	Texas/Oil and
	gas production

- Warrants, Expiring 2/2/2010		1,000,000	210	175	0.2%
- Senior secured note, 14.00% due 2/3/2010		$4,000	3,729	3,746	3.6%

- Total			3,939	3,921	3.8%

Stryker Energy II, LLC	Ohio / Oil and
	gas production

- Preferred units		350	1470	1470	1.4%
- Senior secured note, 14.12% due 4/8/2010		$8,330	8,177	8,177	8.0%

- Total			9,647	9,663	9.4%

Unity Virginia Holdings, LLC	Virginia/Coal
	production

- Preferred shares, 100%, non-voting		100	585	585	0.6%
- Subordinated secured note, 17.65% due 1/31/2009		$3,315	3,210	3,210	3.1%

- Total			3,795	3,795	3.7%

PROSPECT ENERGY CORPORATION
SCHEDULE OF INVESTMENTS
(in thousands, except share amounts)
June 30, 2005 (continued)

		Principal
	Locale/	Amount/		Fair Value	% of Net
Portfolio Investments (1)	Industry	Shares	Cost	(2)	Assets

Uncontrolled and Unaffiliated Entities (continued)
Whymore Coal	Kentucky/Coal
	production

- Preferred shares, Convertible, Series A		1,000	$—	$123	0.1%
- Senior secured note, 15.00% due 3/31/2009		$4,885	4,885	4,885	4.7%

- Total			4,885	5,008	4.8%

Total Portfolio Investments			48,688	55,030	53.5%

	Yield
U.S. Government Securities	to Maturity (4)

U.S. Treasury Bill due 7/7/2005	2.52%	$5,518	5,516	5,516	5.4%
U.S. Treasury Bill due 7/14/2005	2.49%	$9,514	9,505	9,505	9.2%
U.S. Treasury Bill due 7/21/2005	2.55%	$22,261	22,226	22,226	21.6%

Total U.S. Government Securities			37,247	37,247	36.2%
Money Market Fund		Shares

First American Prime Obligation Fund (Class Y)		1,587,854	1,589	1,589	1.5%

Total Uncontrolled and Unaffiliated Entities			64,197	64,366	62.5%

Total Investments at Fair Value			$87,524	$93,866	91.2%

See notes to financial statements.

____________________

(1) The securities in which Prospect Energy has invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the "Securities Act". These securities may be resold only in transactions that are exempt from registration under the Securities Act.
(2) Fair value is determined by or under the direction of the board of directors of Prospect Energy (Note 2)
(3) Gas Solutions Holdings Inc. is wholly owned and controlled investments of Prospect Energy.
(4) Yield to maturity at time of purchase

PROSPECT ENERGY CORPORATION
STATEMENTS OF OPERATIONS
(in thousands)

	For the	For the	For the period
	Twelve months	Twelve months	from April 13, 2004
	ended June 30,	ended June 30,	(inception) through
	2006	2005	June 30, 2004

Investment income
Interest income
Interest income, uncontrolled and unaffiliated entities	$6,997	$1,882	$—
Interest income, controlled entities	4,810	2,704	—
Interest income, affiliated entities	560	—	—
Total interest income	12,367	4,586	—

Dividend income
Dividend income, controlled entities (Note 3)	3,099	3,151	—
Dividend income, uncontrolled and unaffiliated entities	502	284	—
Total dividend income	3,601	3,435	—
Other income	901	72	—

Total investment income	16,869	8,093	—

Operating expenses
Investment advisory fees:
Base management fee (Note 5)	2,082	1,808	—
Income incentive fee (Note 5)	1,786	—	—

Total investment advisory fees	3,868	1,808	—

Interest expense and credit facility costs	642	—	—
Administration costs (Note 5)	310	266	—
Legal fees (Note 3)	1,835	2,575	—
Valuation services	193	42	—
Other professional fees	485	230	—
Insurance expense	365	325	—
Director’s fees	220	220	—
Organizational costs (Note 4)	—	25	100
General and Administrative expenses	393	191	—

Total operating costs	8,311	5,682	100

Net investment income (loss)	8,558	2,411	(100)

Net realized gain (loss)	303	(2)	—
Net unrealized appreciation	4,035	6,342	—

Net increase in stockholders’ equity resulting from operations	$12,896	$8,751	$(100)

Basic and diluted net increase in stockholder’s equity per
common share resulting from operations (Note 6)	$1.83	$1.24	N/A

See notes to financial statements.

PROSPECT ENERGY CORPORATION
STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share and per share amount)

				Undistributed
				(Distributions
	Common Stock		Paid in	in Excess of)
			Capital in	Net		Net	Total
			Excess of	Investment	Realized	Unrealized	Stockholders’
	Shares	Amount	Par	Income	Gain (Loss)	Appreciation	Equity

Balance, April 13, 2004
(inception)	—	—	—	—	—	—	—
Issuance of common stock	100	—	—	$1	—	—	$1
Net deccrease in stockholders’
equity from operations for
the period from April 13,
2004 (inception) to June 30,
2004	—	—	—	$(100)	—	—	(100)

Balance, June 30, 2004	100	$—	$1	$(100)	$—	$—	$(99)

Issuance of common stock from public
offering (net of underwriting costs)	7,055,000	7	98,417	—	—	—	98,424
Offering costs	—	—	(1,463)	—	—	—	(1,463)
Net increase in stockholders’ equity
resulting from operations for the year
ended June 30, 2005	—	—	—	2,411	(2)	6,342	8,751
Dividends declared ($0.38 per share)
and paid to stockholders	—	—	—	(2,646)	—	—	(2,646)

Balance, June 30, 2005	7,055,100	7	96,955	(335)	(2)	6,342	102,967

Offering Costs	—	—	70	—	—	—	70
Net increase in stockholder’ equity
resulting from operations for the twelve
months ended June 30, 2006	—	—	—	8,558	303	4,035	12,896
Dividends declared ($1.12 per share) and paid
to stockholders	—	—	—	(7,904)	—	—	(7,904)
Shares issued in connection with dividend
reinvestment	14,773	—	241	—	—	—	241

Balance, June 30, 2006	7,069,873	$7	$97,266	$319	$301	$10,377	$108,270

See notes to financial statements

PROSPECT ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(in thousands)

	For the	For the	For the period
	Twelve months	Twelve months	from April 13, 2004
	ended June	ended June 30,	(inception) through
	30, 2006	2005	June 30, 2004

Cash flows from operating activities:
Net increase in stockholders’ equity resulting from operations	$12,896	$8,751	$(100)
Adjustments to reconcile net increase in stockholders’ equity resulting from operations to net cash used in operating activities:
Net unrealized appreciation on investments	(4,035)	(6,342)	—
Amortization of loan origination fees	(910)	(72)	—
Change in operating assets and liabilities:
Purchase of investments	(1,757,247)	(701,558)	—
Sale / refinancing of investments	1,720,481	614,106	—
Increase in prepaid expenses	28	(49)	—
Increase in accrued interest receivable	(1,446)	(206)	—
Increase in loan principal receivable	(385)	—	—
Decrease (increase) in due from Gas Solutions Holdings, Inc.	201	(201)	—
Increase in due from Prospect Capital Management, LLC	(5)	—	—
Increase in due from Prospect Administration, LLC	(28)	—	—
Increase in due from broker	(369)	—	—
Increase in deferred financing fees	(355)	—	—
Increase in deferred offering costs	(32)	—	—
Increase in accrued liabilities	25	818	—
Increase in other current liabilities	75	47	—
Increase (decrease) in due to Prospect Capital Management, LLC	668	(23)	100
Net cash used in operating activities	(30,494)	(84,729)	—

Cash flow from financing activities:
Borrowings under credit facility	28,500	—	—
Net proceeds from the issuance of common stock	—	98,424	1
Offering costs from the issuance of common stock	70	(1,463)	—
Dividends declared and paid	(7,663)	(2,646)	—
Net cash (used in) provided by financing activities	20,907	94,315	1

Net (decrease) increase in cash	(9,587)	9,586	1
Cash, beginning of period	9,587	1	—
Cash, end of period	$—	$9,587	$1

Cash paid for interest	$422	$—	$—

Non-cash financing activity:
Shares issued in connection with dividend reinvestment plan	$241	$—	$—

See notes to financial statements.

PROSPECT ENERGY CORPORATION
NOTES TO FINANCIAL STATEMENTS
(in thousands except share and per share amounts)

Note 1. Organization

     Prospect Energy Corporation (“Prospect Energy” or the “Company”), a Maryland corporation, was organized on April 13, 2004 and is a closed-end investment company that has filed an election to be treated as a business development company under the Investment Act of 1940. On July 27, 2004, the Company completed its initial public offering and sold 7,000,000 shares of common stock at a price of $15.00 per share, less underwriting discounts and commissions totaling $1.05 per share. On August 27, 2004, an additional 55,000 shares were issued for a price of $15.00 per share, less underwriting discounts and commissions of $1.05 per share in connection with the exercise of an over-allotment option with respect to the offering.

     Prospect Energy focuses primarily on investments in energy companies and will invest, under normal circumstances, at least 80% of its net assets (including the amount of any borrowings for investment purposes) in these companies. At June 30, 2006, approximately 123.7% of our net assets or about $134.0 million was invested in fifteen long-term portfolio investments and 1.5% of our net assets in a money market fund. The remaining (25.2%) of our net assets represented liabilities in excess of other assets. Prospect Energy is a non-diversified company within the meaning of the 1940 Act. Prospect Energy concentrates on making investments in energy companies having annual revenues of less than $250.0 million and in transaction sizes of less than $30.0 million. In most cases, these companies are privately held or have thinly traded public equity securities.

     In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) have been made that are necessary to present fairly the financial position of the Company.

Note 2. Significant Accounting Policies

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Changes in the economic environment, financial markets, creditworthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ.

The following are significant accounting policies consistently applied by Prospect Energy:

Investments:

a) Security transactions are recorded on a trade-date basis.

b) Valuation:
1)	Investments for which market quotations are readily available are valued at such market quotations.

2)	Short-term investments which mature in 60 days or less, such as United States Treasury Bills, are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and cost. Short-term securities which mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer). Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

3)

It is expected that most of the investments in the Company’s portfolio will not have readily available market values. Debt and equity securities whose market prices are not readily available are valued at fair value, with the assistance of an independent valuation service, using a documented valuation policy and a consistently applied valuation process which is under the direction of our board of directors.

The factors that may be taken into account in fairly valuing investments include, as relevant, the portfolio company’s ability to make payments, its estimated earnings and projected discounted cash flows, the nature and realizable value of any collateral, the sensitivity of the investments to fluctuations in interest rates, the financial environment in which the portfolio company operates, comparisons to securities of similar publicly traded companies and other relevant factors. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of these investments may differ significantly from the values that would have been used had a ready market existed for such investments, and any such differences could be material.

c)	Realized gains or losses on the sale of investments are calculated using the specific identification method.

d)	Interest income adjusted for amortization of premium and accretion of discount is recorded on an accrual basis.

e)	Dividend income is recorded on the ex-dividend date.

f)	Loan origination, facility, commitments, consent and other advance fees received by us on loan agreements or other investments are accreted into income over the term of the loan.

     The Financial Accounting Standards Board (“FASB”) has recently issued a new pronouncement addressing fair value measurements, Statement of Financial Accounting Standards Number 157, “Fair Value Measurements” (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is not expected to have a material effect on the financial statements.

Federal and State Income Taxes:

     Prospect Energy has elected to be treated as a regulated investment company and intends to continue to comply with the requirements of the Internal Revenue Code of 1986 (the “Code”), applicable to regulated investment companies. We are required to distribute at least 90% of our investment company taxable income and intend to distribute (or retain through a deemed distribution) all of our investment company taxable income and net capital gain to stockholders; therefore, we have made no provision for income taxes.

     The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP.

Dividends and Distributions:

     Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount, if any, to be paid as a dividend is approved by the board of directors each quarter and is generally based upon management’s estimate of our earnings for the quarter. Net realized capital gains, if any, are distributed at least annually.

Consolidation:

     As an investment company, Prospect Energy only consolidates subsidiaries which are also investment companies. At June 30, 2006 Prospect Energy did not have any consolidated subsidiaries.

Guarantees and Indemnification Agreements:

     The Company follows FASB Interpretation Number 45, “Guarantor’s” Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” (“FIN 45”). FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 did not have a material effect on the financial statements. Refer to Note 3 for further discussion of guarantees and indemnification agreements.

Note 3. Portfolio Investments

     We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual owns more than 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through ownership of 5% or more of the outstanding voting securities of another person. The Company owns a controlling interest in GSHI and Worcester Energy Company, Inc.. The company also owns an affiliated interest in Advantage Oilfield Group, Ltd., Appalachian Energy Holdings, LLC and Iron Horse Coiled Tubing, Inc. The Company has no other controlled or affiliated investments.

     GSHI has indemnified Prospect Energy against any legal action arising from its investment in Gas Solutions, LP. Prospect Energy has incurred approximately $1.617 million in fees associated with this legal action through June 30, 2006. GSHI has reimbursed Prospect Energy $1.617 million as of June 30, 2006. The $1.617 million reimbursement is reflected as Dividend income, controlled entities on the accompanying statement of operations for the year ended June 30, 2006 and June 30, 2005 and for the period from April 13, 2004 (inception) through June 30, 2004.

     Debt placements and interests in non-voting equity securities with an original cost basis of approximately $74.0 million were acquired during the twelve months ended June 30, 2006. Debt repayments and sales of equity securities with an original cost basis of approximately $9.6 million were disposed during the twelve months ended June 30, 2006.

Note 4. Organizational and Offering Expenses

     A portion of the net proceeds of our initial public offering and the subsequent exercise of the over-allotment option was used for organizational and offering expenses of approximately $0.125 million and $1.386 million, respectively. Organizational expenses were expensed as incurred. Offering expenses were charged against paid-in capital in excess of par. All organizational and offering expenses were borne by Prospect Energy.

Note 5. Related Party Agreements and Transactions

Investment Advisory Agreement

     Prospect Energy has entered into an investment advisory and management agreement with Prospect Management (the “Investment Advisory Agreement”) under which the Investment Adviser, subject to the overall supervision of Prospect Energy’s board of directors, manages the day-to-day operations of, and provides investment advisory services to, Prospect Energy. Under the terms of the Investment Advisory Agreement, our Investment Adviser: (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

     Prospect Management’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. For providing these services the Investment Adviser receives a fee from Prospect Energy, consisting of two components--a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.00% on Prospect Energy’s gross assets (including amounts borrowed). For services rendered under the Investment Advisory Agreement during the period commencing from the closing of Prospect Energy’s initial public offering through and including the first six months of operations, the base management fee was payable monthly in arrears. For services currently rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of Prospect Energy’s gross assets at the end of the two most recently completed calendar quarters (the closing of Prospect Energy’s initial public offering was treated as a quarter end for these purposes) and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter are appropriately pro rated. The total base management fees earned by and paid to Prospect Management during the twelve months ended June 30, 2006 and June 30, 2005 were $2.1 million and $1.8 million, respectively.

     The incentive fee has two parts. The first part, the income incentive fee, is calculated and payable quarterly in arrears based on Prospect Energy’s pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that Prospect Energy receives from portfolio companies) accrued during the calendar quarter, minus Prospect Energy’s operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of Prospect Energy’s net assets at the end of the immediately preceding calendar quarter, is compared to a “hurdle rate” of 1.75% per quarter (7.00% annualized). However, our Investment Adviser has voluntarily agreed that for each fiscal quarter after January 1, 2005, the quarterly hurdle rate will be equal to the greater of (a) 1.75% and (b) a percentage equal to the sum of 25.0% of the daily average of the “quoted treasury rate” for each month in the immediately preceding two quarters plus 0.50%. “Quoted treasury rate” means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of computation for Five Year U.S. Treasury notes with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H). These calculations will be appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter. The voluntary agreement by the Investment Adviser that the hurdle rate be fluctuating for each fiscal quarter after January 1, 2005 (as discussed above) may be terminated by the Investment Adviser at any time upon 90 days’ prior notice.

     The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2.00% base management fee. Prospect Energy pays the Investment Adviser an income incentive fee with respect to Prospect Energy’s pre-incentive fee net investment income in each calendar quarter as follows:

  no incentive fee in any calendar quarter in which Prospect Energy’s pre-incentive fee net investment income does not exceed the hurdle rate;

  100.00% of Prospect Energy’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

  20.00% of the amount of Prospect Energy’s pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

     These calculations are appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

     The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of Prospect Energy’s realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, Prospect Energy calculates the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each of the investments in its portfolio. For this purpose, aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since inception. Aggregate realized capital losses equal the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable date and the original cost of such investment. At the end of the applicable period, the amount of capital gains that serves as the basis for Prospect Energy’s calculation of the capital gains incentive fee equals the aggregate realized capital gains less aggregate realized capital losses and less aggregate unrealized capital depreciation with respect to its portfolio of investments. If this number is positive at the end of such period, then the capital gains incentive fee for such period is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid in respect of its portfolio in all prior periods.

     $1.8 million and no income incentive fees were earned for the twelve months ended June 30, 2006 and June 30, 2005, respectively. No capital gains incentive fees were earned were earned for the twelve months ended June 30, 2006 and June 30, 2005.

Administration Agreement

     Prospect Energy has also entered into an Administration Agreement with Prospect Administration, LLC (“Prospect Administration”) under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for Prospect Energy. For providing these services, Prospect Energy reimburses Prospect Administration for Prospect Energy’s allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs. Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

     The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Prospect Energy for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as administrator for Prospect Energy.

     Prospect Administration, pursuant to the approval of our board of directors, has engaged Vastardis Fund Services LLC (“VFS”) to serve as the sub-administrator of Prospect Energy to perform certain services required of Prospect Administration. This engagement began in May 2005 and ran on a month to month basis at the rate of $25,000 annually, payable monthly. Under the sub-administration agreement, VFS provides Prospect Energy with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities. VFS also conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. VFS provides reports to the Administrator and the Directors of its performance of obligations and furnishes advice and recommendations with respect to such other aspects of the business and affairs of Prospect Energy as it shall determine to be desirable. Under the revised and renewed sub-administration agreement, VFS also provides the service of William E. Vastardis as the Chief Financial Officer (“CFO”) of the Fund. This service was formerly provided at the rate of $225,000 annually, payable monthly. In May 2006, the engagement was revised and renewed as an asset-based fee with a $400,000 annual minimum, payable monthly. VFS does not provide any advice or recommendation relating to the securities and other assets that Prospect Energy should purchase, retain or sell or any other investment advisory services to Prospect Energy. VFS is responsible for the financial and other records that either Prospect Energy (or the Administrator on behalf of Prospect Energy) is required to maintain and prepares reports to stockholders, and reports and other materials filed with the Securities and Exchange Commission and provides on Prospect Energy’s behalf significant managerial assistance to those portfolio companies to which Prospect Energy is required to provide such assistance under the Investment Company Act or other applicable law. In addition, VFS assists Prospect Energy in determining and publishing Prospect Energy’s net asset value, overseeing the preparation and filing of Prospect Energy’s tax returns, and the printing and dissemination of reports to stockholders of Prospect Energy, and generally overseeing the payment of Prospect Energy’s expenses and the performance of administrative and professional services rendered to Prospect Energy by others.

     Under the sub-administration agreement, VFS and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with VFS, is not liable to the Administrator or Prospect Energy for any action taken or omitted to be taken by VFS in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on behalf of Prospect Energy. The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of VFS’s duties or by reason of the reckless disregard of VFS’s duties and obligations, VFS and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with VFS is entitled to indemnification from the Administrator and Prospect Energy. All damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Administrator or Prospect Energy or the security holders of Prospect Energy) arising out of or otherwise based upon the performance of any of VFS’s duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on behalf of Prospect Energy.

Managerial Assistance

     As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We have received $0.193 million in managerial assistance for the twelve months ended June 30, 2006. These fees are paid to the Administrator.

Note 6. Financial Highlights

The following is a schedule of financial highlights for the twelve months ended June 30, 2006 and June 30, 2005:

	For the Year	For the Year
	Ended June 30,	Ended June 30,
	2006	2005

Per Share Data (1):
Net asset value at beginning of period	$14.59	$(0.01)
Proceeds from initial public offering	—	13.95
Costs related to the initial public offering	0.01	(0.21)
Net investment income	1.21	0.34
Realized gain	0.04	—
Net unrealized appreciation	0.58	0.90
Dividends declared and paid	(1.12)	(0.38)
Net asset value at end of period	$15.31	$14.59

Per share market value at end of period	$16.99	$12.60
Total return based on market value (2)	44.79%	(13.46%)
Total return based on net asset value (2)	13.27%	7.40%
Shares outstanding at end of period	7,069,873	7,055,100

Ratio / Supplemental Data:
Net assets at end of period (in thousands)	$108,270	$102,967
Annualized ratio of operating expenses to average net assets	8.19%	5.52%
Annualized ratio of net operating income to average net assets	7.90%	8.50%

____________________

(1) Financial highlights as of June 30, 2006 are based on 7,069,873 shares and financial highlights from June 30, 2005 are based on 7,055,100 shares outstanding.

(2) Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each period and assumes that dividends are reinvested in accordance with Prospect Energy’s dividend reinvestment plan. Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each period and assumes that dividends are reinvested in accordance with Prospect Energy’s dividend reinvestment plan. The total return is not annualized.

Note 7. Litigation

     The Company is a defendant in two legal actions arising out of its activities. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of possible loss and possible impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of legal counsel, that it has meritorious defenses for both actions. We continue to defend both of these actions vigorously, and believe that resolution of these actions will not have a materially adverse effect on the Company’s financial position.

     On December 6, 2004, DGP served Prospect Energy with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division. DGP alleges that DGP was defrauded and that Prospect Energy breached its fiduciary duty to DGP and tortiously interfered with DGP’s contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with Prospect Energy’s alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26 million. The complaint seeks relief not limited to $100 million. We believe that the DGP complaint is frivolous and without merit, and intend to defend the matter vigorously. On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant Prospect Energy’s Motion for Summary Judgment dismissing all claims by DGP. On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting Prospect Energy’s Motion for Summary Judgment dismissing all claims by Dallas Gas Partners, L.P., against Prospect Energy Corporation. DGP has appealed this decision.

     On April 7, 2005 a former officer of the Company filed a complaint with the Occupational Safety and Health Administration of the Department of Labor (“OSHA”) alleging discrimination, retaliation, infliction of emotional distress and other claims. This officer seeks economic reinstatement and other relief. On September 15, 2005, OSHA issued findings, including an order dismissing this complaint. The complainant has filed written objections to the order and had a hearing before an Administrative Law Judge on March 16, 2006. On May 5, 2006, the Administrative Law Judge issued a Decision and Order granting Summary Decision and dismissing the Complaint, which the former officer has appealed. The Company does not believe that these claims, even if ultimately resolved against the Company, would be material. The Company believes the complaint is frivolous and without merit and intends to defend itself vigorously.

     We are not aware of any other material pending legal proceeding, and no such material proceedings are known to be contemplated, to which we are a party or of which any of our property is subject.

Note 8. Revolving Credit Agreement

     On February 21, 2006, Prospect Energy entered into a $20.0 million senior secured revolving credit facility (the “Credit Facility”) with Bank of Montreal as administrative agent and Harris Nesbitt Corp. as sole lead arranger and sole book runner. The Credit Facility supplements the Company’s equity capital and provides funding for additional portfolio investments. All amounts borrowed under the Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable within six months of the date of the borrowing; the Credit Facility has a termination date of August 21, 2006. On May 11, 2006, the Credit Facility was increased to $30.0 million. As of June 30, 2006, we had drawn down $28.5 million on the Credit Facility.

Note 9. Subsequent Events

     On July 20, 2006, William J. Gremp joined Prospect’s board of directors.

     On July 26, 2006, we closed a $50.0 million revolving credit facility (the "Facility") with HSH Nordbank AG as administrative agent and sole lead arranger, replacing Prospect’s prior smaller $30 million facility. This Facility is being used to refinance Prospect’s prior $30.0 million credit facility and, together with our equity capital, to make additional long-term investments. Interest on borrowings under the Facility is charged, at our option, at either (i) LIBOR plus the applicable spread, ranging from 200 to 250 basis points (the refinanced facility being at 250 basis points over LIBOR), or (ii) the greater of the lender prime rate or the federal funds effective rate plus 50 to 100 basis points. The applicable spread decreases as our equity base increases. The term of the facility is one year.

     On August 1, 2006, we declared a first fiscal quarter (for the fiscal year ending June 30, 2007) dividend of $0.38 per share, payable on September 29, 2006, to shareholders of record as of September 22, 2006. The ex-dividend date is September 20, 2006.

     On August 1, 2006, we obtained a controlling interest in the common equity of Whymore Coal. As of September 28, 2006, we have provided an additional $0.6 million of senior secured debt financing to Whymore Coal.

     On August 2, 2006, we completed the sale of all Natural Gas Systems, Inc. (“NGS”) registered common shares. The capital gain from these sales was approximately $2.3 million.

     On August 10, 2006, we priced a public offering of 4,971,000 shares of common stock at $15.30 per share, raising $76,056,300 in gross proceeds. On August 28, 2006, the underwriters exercised their over-allotment option related to the public offering on August 10, 2006 to purchase 745,650 shares at $15.30 per share, raising an additional $11,408,445 in gross proceeds. We expect to use the net proceeds of our recent equity offering to fund investments in portfolio companies and for general corporate purposes.

     On September 5, 2006 we provided $11.0 million in senior secured debt financing and a controlling equity interest in NRG Manufacturing, Inc. ("NRG"), a leading fabricator of structures and vessels for oil and gas drilling applications based in Tomball, Texas.

     On September 7, 2006 we provided $4.3 million in senior secured debt financing to Cypress Consulting Services, Inc. ("Cypress"), a seismic surveying company based in Houston, Texas. We received a net profit interest in Cypress as part of the investment.

     On September 7, 2006 we provided the remaining $3.0 million of the $9.25 million senior secured debt investment in Iron Horse Coiled Tubing Inc. ("Iron Horse"), an oilfield services company based in Medicine Hat, Alberta. This disbursement is being utilized for Iron Horse’s purchase of additional coiled tubing equipment.

     On September 15, 2006, Michael E. Basham resigned from Prospect’s board of directors.

     On September 15, 2006, Robert A. Davidson resigned from Prospect’s board of directors.

     On September 21, 2006, F. Lee Liebolt, Jr. joined Prospect’s board of directors.

     On September 27, 2006, William E. Vastardis indicated in a letter to Prospect Energy his intention to remain on as chief compliance officer of Prospect Energy and Prospect Capital Management for the foreseeable future.

Note 10. Selected Quarterly Financial Data (unaudited) (in thousands except per share amounts)

					Net Realized and Unrealized		Net Increase (Decrease) in
	Investment Income		Net Investment Income		Gains (Losses)		Net Assets from Operations

Quarter Ended	Total	Per Share	Total	Per Share	Total	Per Share	Total	Per Share

September 30, 2005	$3,110	$0.44	$1,415	$0.20	$58	$0.01	$1,473	$0.21
December 31, 2005	3,935	0.56	2,040	0.29	488	0.07	2,528	0.36
March 31, 2006	4,026	0.57	2,122	0.30	829	0.12	2,951	0.42
June 30, 2006	5,798	0.82	2,981	0.42	2,963	0.42	5,944	0.84

					Net Realized and Unrealized		Net Increase (Decrease) in
	Investment Income		Net Investment Income		Gains (Losses)		Net Assets from Operations

Quarter Ended	Total	Per Share	Total	Per Share	Total	Per Share	Total	Per Share

September 30, 2004	$266	$0.05	$(434)	$(0.09)	$—	$—	$(434)	$(0.06)
December 31, 2004	2,946	0.42	1,228	0.17	(2)	—	1,226	0.17
March 31, 2005	2,202	0.31	444	0.06	414	0.06	858	0.12
June 30, 2005	2,679	0.38	1,173	0.17	5,928	0.84	7,101	1.01